Expense Limitation Novation and Amendment

THIS EXPENSE LIMITATION NOVATION AND AMENDMENT (“Agreement”), effective as of the closing of the Transaction (as defined below) (the “Closing Date”), is by and among North Square Investments, LLC (the “New Adviser”), Evanston Alternative Opportunities Fund (“Fund”), and Evanston Capital Management, LLC (“ECM”).

WHEREAS, in connection with the agreement by and between the New Adviser and ECM, the New Adviser will be engaged as the adviser to the Fund, and ECM will be engaged as sub-adviser to the Fund (the “Transaction”).

Effective as of the Closing Date, the Fund and the New Adviser hereby enter into this Agreement on terms identical to those of the Expense Limitation Agreement between ECM and the Fund effective as of August 1, 2023 (the “Existing Agreement”), which are incorporated herein by reference, except as noted below. For the avoidance of doubt, effective as of the Closing Date, the New Adviser (and not ECM) shall be responsible for all duties and obligations of ECM under the Existing Agreement. Capitalized terms used herein without definition have the meanings given them in the Existing Agreement.

This Agreement shall continue up to and including December 31, 2025.

IN WITNESS WHEREOF, the parties hereto have caused this Expense Limitation Agreement to be executed as of the Closing Date.

North Square Investments, LLC	Evanston Alternative Opportunities Fund

By: /s/ Alan Molotsky	By: /s/ Kenneth A. Meister
Name: Alan Molotsky	Name: Kenneth A. Meister
Title: Senior Managing Director and General Counsel	Title: President & Principal Executive Officer

Evanston Capital Management, LLC

By: /s/ Kenneth A. Meister

Name: Kenneth A. Meister

Title: President & Chief Operating Officer